VIA EDGAR

February 27, 2008

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         DRS Technologies, Inc.

Form 10-K for the year ended March 31, 2007 - Filed May 30, 2007

Form 10-Q for the quarterly period ended September 30, 2007 - Filed November 9, 2007

File No. 001-08533

Dear Mr. Humphrey:

We hereby electronically transmit our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of February 12, 2008 (the “Comment Letter”).  For your convenience, we reproduced each of the Staff’s comments in this letter using bold text and numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended March 31, 2007

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 42

1.     A portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes in results are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that operating income in the C4I segment increased in 2007 due, in part, to improved margins in the power systems business, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made much more user-friendly and clear by:

•                  increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;

•                  using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•                  refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•                  ensuring that all material factors are quantified and analyzed; and

•                  quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

We believe such changes will significantly improve the ease of use of this information to your investors and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management, which we believe should be the focus of these disclosures.

In response to the Staff’s comment, we will, in future filings, provide additional meaningful quantitative data (in tabular format when appropriate) and disclosure regarding significant period over period fluctuations. MD&A will highlight, in plain English, the underlying business trends and/or contract/program-specific factors that caused the fluctuation(s).

2.              We note your discussion and analysis of costs of revenues and other operating expenses is limited to the context of operating income, which does not address your expenses directly.  We believe your operating income disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of operating income) for each segment (including corporate).  Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of revenues, such as direct and indirect costs, allocated general and administrative costs, independent research and development costs, and bid and proposal costs, as appropriate and to the extent material.  In addition, where discussing changes in these significant components, please provide total amounts in addition to the changes to provide context to readers.  As noted above, tables will help in this regard.

We believe that one of the principal objectives of MD&A is to provide investors a view of the company’s financial statements through the eyes of DRS management. At DRS, there are four key performance/liquidity metrics that DRS management focuses on; they are Revenues, Operating Income, Bookings, and Free Cash Flow. Our financial reporting system, as well as our monthly and quarterly review process (which involves senior management of all four reportable segments) is focused on the drivers of the four key metrics. The data that is presented in the Results of Operations section of the MD&A is consistent with the data reviewed and analyzed by management and we believe such presentation is consistent with Item 303 of regulation S-K.

We believe that operating income is a significant performance measure that we have a responsibility to address and we also believe that it (along with operating margin) is analyzed closely by the users of our financial statements. Our business is comprised of thousands of individually unique contracts for components, systems and services, not large homogeneous product lines, and our accounting/reporting process (to segment management and to corporate management) is not structured to report individual elements of costs of revenues (e.g., direct labor, material, overhead), by contract or in total. Our prospective MD&A discussion of operating income (consistent with our response to Staff comment No.1 above) will be supplemented with a more robust analysis and discussion of the drivers of significant period-over-period variances. The types of drivers of operating income that we would anticipate highlighting may include, if significant, restructuring-type charges, cost overruns on specific contracts (with an appropriate level of detail on the reasons and components of the cost overruns), as well as the impact of favorable/unfavorable overhead absorption. We believe that such an approach would provide the readers of our financial statements with a clear understanding of our results of operations.

3.              You state that higher revenues in the C4I segment were partially offset by the April 1, 2006 transfer of the Technical Services, Inc. operating unit to the Technical Services segment.  Considering the requirement of paragraph 34 of SFAS 131 to reclassify reported information as a result of a change in the composition of reportable segments, please tell us why this transfer impacted the C4I segment’s revenues.

We reviewed the requirements of paragraph 34 of SFAS 131 and concluded, based upon data in the table below, that reclassifying the reported information in the prior years would have an immaterial impact on the financial statements. We believe that our conclusion is supported by paragraph 40 of SFAS 131, which states that, “The provisions of this statement need not be applied to immaterial items.”

	Fiscal Year Ended March 31, 2006
	(in thousands)
	C4I	TSI	TSI as % of C4I
Revenues	$1,123,101	$18,400	1.64%
Operating income	$125,936	$900	0.71%
Assets	$1,192,823	$8,000	0.67%

As discussed above, we did not reclassify the fiscal 2006 Technical Services, Inc. (TSI) revenues out of the fiscal 2006 C4I operating segment revenues disclosed in our March 31, 2007 Form 10-K. However, in an effort to present the drivers of the year-over-year revenue variance at the C4I operating segment, we believed that it was important to highlight that there was $18.4 million of revenue in fiscal 2006 at C4I from an operating unit that did not operate within the segment in fiscal 2007. In the C4I segment discussion on page 46 of our Form 10-K we reference the reader of the financial statements to Note 3 of our Consolidated Financial Statements – Note 3 discloses TSI’s fiscal 2006 revenues, operating income and assets at March 31, 2006.

Consolidated Statements of Earnings, page 64

4.              Please revise to state separately the amount of cost of tangible goods sold and cost of services.  In addition, please disclose in the notes to the financial statements the amount of selling, general and administrative expenses allocated and not-allocated.  Refer to Rule 5-03(b) of Regulation S-X.

        In response to the Staff’s comment, DRS will revise its consolidated statements of earnings in prospective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K to separately present cost of revenues from both the sale of tangible products and services. The cost of revenues presented in our consolidated statements of earnings will include all direct and indirect costs and we will expand our inventory disclosure in a manner consistent with the Staff’s request. Currently our inventory disclosure includes a summary of “allowable” general and administrative expenses (G&A), including internal research and development and bid and proposal costs, allocated to contract costs as well as the amounts used in the determination of costs and expenses.  In the future, we will expand our disclosure to include the amount of G&A that is period expensed by our operating units that do not inventory G&A costs, as well as the amount of “unallowable” costs allocated to certain of our government contractor operating units, which is period expensed. See response No. 7 for a discussion of our method of allocating G&A expenses.

5.              We note that you assign values to acquired intangible assets, as of the date of the acquisition, based on estimates and judgments regarding expectations for cash flows over their lives, including the probability of expected future contract renewals and revenues. Please clarify for us whether this means you apply an expected cash flow approach, in which the amount or timing of various possible cash flows are assigned probabilities and weighted accordingly. In addition, please describe for us how you determine an appropriate discount rate to apply in computing the present value of those cash flows (i.e., the factors or elements on which your discount rate is based).

We advise the Staff that our identifiable intangible assets are valued, as of the date of acquisition, based on expectations of estimated future cash flows using a traditional cash flow approach. Historically, shortly after the close of an acquisition, DRS management, with the assistance of key personnel from the acquired entity, prepares a cash flow forecast for each year of the acquired contracts/programs. Such a forecast is intended to reflect the risks associated with (i) the timing of future cash flows, (ii) expected/potential funding issues with the government’s forecasted budget and (iii) the success of the overall contract/program. The risk of achieving the total projected annual cash flows generally increases year over year. This is indicative of the fact that management has incrementally less visibility into longer term forecasts. Overall, the forecast provides our estimate of future cash flows for the acquired intangible assets over their anticipated useful lives.

In valuing acquired intangible assets, a risk-adjusted rate of return (discount rate) is developed considering company-specific and industry-specific factors. The discount rate used reflects the expected return available on alternate investment opportunities with similar risk, and it is comprised of the company’s weighted average cost of capital (WACC) (i.e., the combined cost of debt and equity) the Implied Rate of Return (IRR) and the Weighted Average Return on Assets (WARA).

The assumed proportion of debt and equity financing is an important component of the WACC calculation. In the analysis, the estimated target industry capital structure is typically arrived at through an analysis of comparable companies’ capital structures and the likely borrowing constraints of our company. The chosen capital structure is then used to weight the cost of debt and equity financing to arrive at the estimated WACC.  A WARA analysis is performed to determine the appropriate rate to be applied to the respective intangible assets to reflect the added risk and return characteristics of a specific intangible asset compared with a group of assets that comprise an entity.  An IRR analysis is then performed to solve for the discount rate that equates to the projected cash flows to the indicated business enterprise value or the total consideration paid.  The IRR analysis validates the WACC and WARA.

Note 2-Acquisitions, page 80

6.              Please revise to disclose the amount of goodwill attributable to assembled workforce.  Refer to paragraph 52(b) of SFAS 141.  Additionally, please disclose the number of employees acquired.

We reviewed paragraph 52(b) of SFAS 141 - however, it was our understanding that an acquired assembled workforce is considered to be a component of goodwill, rather than an intangible asset not subject to amortization. We believe that our understanding is supported by paragraph B169 of SFAS 141, which states the following: “Some constituents believe there are circumstances under which an assembled workforce could be viewed as meeting either the contractual-legal criterion or the separability criterion for recognition as an asset apart from goodwill. However, the Board decided not to explicitly consider whether and in what circumstances an assembled workforce would meet those criteria. The Board observed that even if an assembled workforce met the criteria for recognition as an intangible asset apart from goodwill, the technique often used to measure the fair value of that asset is replacement cost—the cost to hire and train a comparable assembled workforce. The Board believes that replacement cost is not a representationally faithful measurement of the fair value of the intellectual capital acquired in a business combination. The Board concluded that techniques to measure the value of an assembled workforce and the related intellectual capital with sufficient reliability are not currently available. Consequently, it decided to make an exception to the recognition criteria and require that the fair value of an assembled workforce acquired be included in the amount initially recorded as goodwill, regardless of whether it meets the recognition criteria in paragraph 39.” (Emphasis Added)

Regarding the disclosure of the number of employees acquired, although we would not object to providing such information in the future, we do not believe that it is a requirement of SFAS 141.

Note 5-Inventories, page 87

7.              Please revise to disclose your method of allocating general and administrative costs to contracts and your policy with regard to evaluation of the recoverability of deferred costs not currently allocable to contracts, if any.

In future filings, we will provide additional disclosure regarding our method for allocating general and administrative expenses. Such revised disclosure will provide information similar to the following:

The Company bifurcates its total G&A costs into “allowable” and “unallowable” cost pools, as the terms are defined in the U.S. Federal Acquisition Regulations (FAR) procurement regulations.  The Company accounts for allowable G&A costs allocated to its government contractor operating units that design, develop and produce complex defense electronic components and systems for specifically identified contracts as contract costs because such costs are generally reimbursable indirect contract costs pursuant to the terms of the contracts. The Company expenses such allowable G&A costs as a component of costs of revenues when the revenues related to those contracts are recognized.

The Company’s government contractor operating units allocate allowable G&A costs to their contracts using an indirect overhead rate which is generally based upon allowable G&A costs as a percentage of a total cost input base.

The Company believes that accounting for allowable G&A costs as contract costs is consistent with industry practice and supported by authoritative accounting literature as outlined in the American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1, Accounting for Performance of Contruction-Type and Certain Production-Type Contracts (SOP 81-1) paragraphs 72 (b),(c), the AICPA Audit and Accounting Guide, Audits of Federal Government Contractors, paragraph 3.63, and Chapter 4 of Accounting and Research Bulletin (ARB) 43, Restatement and Revision of Accounting Research Bulletins.

The Company expenses “unallowable” G&A costs allocable to its government contractor operating units as they are incurred (i.e., period expense) because unallowable costs, as defined in the FAR, are not reimbursable under government contracts.  All G&A allocated to the Company’s non-government contractor operating units are expensed as incurred.

Regarding the evaluation of the recoverability of deferred costs not currently allocable to contracts, we refer the Staff to footnote 1.H. (page 70) of our March 31, 2007 Form 10-K. In this footnote, we state that the Company may defer costs incurred in anticipation of a specific contract if it is probable that the Company will be awarded the contract. In our future fiscal 2008 Form 10-K filing, we will revise this disclosure to indicate that we review such “precontract costs” periodically to ensure that the deferred costs are recoverable.

Form 10-Q for the quarterly period ended September 30, 2007

Item 1-Financial Statements (Unaudited)

Notes to the Consolidate Financial Statements

Note 5-Inventories, page 10

8.              You recorded a $36.8 million charge related to the Thermal Weapon Sights II (“TWS II”) program redesign.  This charge includes certain inventory write-offs and the cost of procuring new material following a design modification.  In this regard, please provide us with the following information:

•                  Whether the write-off of the “certain inventory” to which you refer is solely comprised of inventory directly related to the TWS II program;

•                  Whether new material charges are due to the fact that your TWS II program is a loss position.  In this regard, also tell us whether you recorded or plan on recording charges related to additional labor costs needed to complete the program;

•                  Whether there is reasonable possibility that you may incur further losses;

•                  A summary of how you determined your anticipated loss; and

•                  When you became aware of the necessary design modifications.

•                  The Thermal Weapon Sight II (TWS II) contract is for the design, qualification and production of approximately 28,000 “Light”, “Medium” and “Heavy” thermal weapon sights for the U.S. military. The TWS II is designed to improve a soldier’s surveillance, targeting and combat effectiveness in zero illumination and in obscurants, such as fog, smoke, dust and sand storms.

The TWS II contract is a fixed-price, Indefinite Delivery/Indefinite Quantity contract accounted for in accordance with Statement of Position 81-1 (SOP 81-1). The charge that was recorded in the three-month period ended June 30, 2007 was for certain costs included in TWS II work-in-process (i.e., inventory), as well as anticipated future TWS II costs. Such inventory costs included all contract costs accumulated in accordance with paragraphs 69-72 of SOP 81-1, such as all direct costs (e.g., material, labor, subcontracting costs) and indirect costs (e.g., overhead and allowable general and administrative expenses).

•                  Upon receipt of the TWS II contract award in February 2004, we prepared an initial detailed “Estimate at Completion” (EAC), which included all estimated contract costs to complete the contract (in accordance with paragraph 72 of SOP 81-1), and compared such EAC to the anticipated contract revenue – the comparison of which indicated that the contract was anticipated to break-even (i.e., zero profit). As a result, all TWS II revenue recognized prior to the March 2007 “production stop” was recorded at break-even.

Upon finalization of design changes and mock-up testing, a new EAC was prepared which, when compared to the remaining contract value, indicated an additional loss of $36.8 million. In accordance with paragraph 85 of SOP 81-1, we recorded a provision for the entire anticipated loss in the amount that the EAC exceeded the remaining contract value (i.e., $36.8 million) - see a summary calculation of the loss below.

The following is an excerpt from our June 30, 2007 Form 10-Q, TWS II disclosure:

“During the three-month period ended June 30, 2007, the Company recorded a $36.8 million charge to operations for an anticipated loss on the Thermal Weapon Sight II (TWS II) program. The charge reflects the cost of procuring new material following recent design modifications, as well as the write-off of certain obsolete inventory.” (Emphasis Added)

To provide additional clarity into the components of the write-off, we propose revising, in future filings, the highlighted portion of the above disclosure, as follows:

“The charge reflects the Company’s June 2007 revised estimate of the excess of the total estimated costs to fulfill the scope of work of the TWS II contract, over the total TWS II contract value. The total estimated costs to complete the contract reflect all direct costs (primarily labor and material), overhead and allowable general and administrative expenses, accumulated in accordance with paragraphs 69-72 of Statement of Position No. 81-1. The most significant component of the charge was a result of the estimated cost of procuring new material following recent design modifications, as well as the write-off of certain obsolete inventory.”

•                  We believe at this time, based upon all available information, that the remaining TWS II contract revenue will at least continue to break-even until we have completed all contract requirements in our fiscal 2010 year. However, given the complexity of the technology, the stringent performance requirements for the units produced and the volume at which we are required to produce them, there can be no guarantee that we will not incur additional losses in the future, although we do not anticipate that such losses, if any, would be significant.

Portions of this letter have been omitted pursuant to a request for confidental treatment filed with the Securities and Exchange Commission.  The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

•                  The $36.8 million loss recorded in the three-month period ended June 30, 2007 was calculated as follows:

	June 30, 2007
	JTD*	ETC**	EAC***
Material, labor and other direct and indirect costs	$171,269,741	$234,251,980	$405,521,721
Total TWS II contract value			335,182,198
Gross loss			(70,339,523)
Transfer of saleable inventory (disclosed in June 30, 2007 Form 10-Q)			29,995,834
TWS II loss recorded in Q4-07 (disclosed in March 31, 2007 Form 10-K)			3,499,522
TWS II loss recorded in Q1-08 (disclosed in June 30, 2007 Form 10-Q)			$(36,844,167)

* - JTD (“Job to Date”)  represents all contract costs incurred from contract award through June 30, 2007.

** - ETC (“Estimate to Complete”)  represents management’s best estimate of future costs   anticipated to be incurred to complete the required scope of work for the TWS II contract, at June 30, 2007.

*** - EAC (“Estimate at Completion”)  is the sum of the JTD costs and the ETC and it represents management’s best estimate of the total contract cost to complete the required scope of work for the TWS II contract,  at June 30, 2007.

The technical issues that were the drivers of the first quarter write-off on the TWS II program were complex, and the solutions to the technical issues were also complex and iterative.

        •      [***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidental treatment filed with the Securities and Exchange Commission.  The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidental treatment filed with the Securities and Exchange Commission.  The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

[***Redacted***]

*  *  *  *  *  *  *  *  *  *  *

As requested in your Comment Letter, we acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (973) 898-6021 should you require further information or have any questions.

Very truly yours,

/s/ Richard A. Schneider
Richard A. Schneider
Executive Vice President, Chief Financial Officer
DRS TECHNOLOGIES, INC.